Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2023 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 16, 2023 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2023 Annual Meeting of Shareholders (the “Annual Meeting”) held on Thursday, June 15, 2023. Shareholders holding an aggregate of 112,579,942 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 69% of the issued and outstanding common shares of DHT as of the close of business on April 21, 2023, the record date for the Annual Meeting. At the Annual Meeting, the shareholders voted (1) to elect Jeremy Kramer to DHT’s Board of Directors, as a Class I director, for a term of three years and (2) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

The detailed results of the Annual Meeting were as follows:

1.	Election of Director

The shareholders of DHT voted to elect Jeremy Kramer to DHT’s Board of Directors, as a Class I director, for a term of three years. The votes were cast with 96,090,877 votes for, equal to 85.35% of the total shares voted, 13,467,949 votes withheld and 3,021,116 non-vote.

2.	Ratification of Selection of Registered Public Accounting Firm

The shareholders of DHT voted to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2023.  The votes were cast with 112,329,931 votes for, equal to 99.78% of the total shares voted, 164,914 votes against and 85,097 votes abstain.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway and Singapore. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our counter cyclical philosophy with respect to investments, employment of our fleet, and capital allocation; and our transparent corporate structure maintaining a high level of integrity and good governance. For further information please visit: http://www.dhtankers.com.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com